Exhibit 23.0

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-111127 on Form S-8 and Registration Statement No. 333-136858 on Form S-3 of our report dated April 16, 2007, relating to the consolidated financial statements and financial statement schedule of Familymeds Group, Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs concerning (i) uncertainty regarding the Company’s ability to continue as a going concern and (ii) the change in the method of accounting for stock based compensation to conform to Statement of Financial Accounting Standards No. 123(R), Share Based Payment) appearing in this Annual Report on Form 10-K of Familymeds Group, Inc. for the year ended December 30, 2006.

/s/ Deloitte & Touche LLP

Hartford, Connecticut
April 16, 2007